UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            LUNA INNOVATIONS, INC.
                            ----------------------
                               (Name of Issuer)


                   Common Stock, par value $0.001 per share
         -------------------------------------------------------------
                        (Title of Class of Securities)


                                   550351100
                      -----------------------------------
                                (CUSIP Number)


                                December 31, 2007
                     -------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                              [ X ] Rule 13d-1(b)

                               [ ] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 12 Pages
                            Exhibit Index: Page 11

                                 SCHEDULE 13G

CUSIP No.: 550351100                                        Page 2 of 12 Pages


------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      MAGNETAR INVESTMENT MANAGEMENT, LLC
------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) [ ]
      (b) [ ]
------------------------------------------------------------------------------
3.    SEC Use Only
------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
Number of           5.       Sole Voting Power                  0
Shares              ----------------------------------------------------------
Beneficially        6.       Shared Voting Power                0
Owned by Each       ----------------------------------------------------------
Reporting           7.       Sole Dispositive Power             0
Person With         ----------------------------------------------------------
                    8.       Shared Dispositive Power           0
------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      0
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      0% based on 10,373,088 shares outstanding as of November 1, 2007.
------------------------------------------------------------------------------
12.   Type of Reporting Person:

      IA; OO

                                 SCHEDULE 13G

CUSIP No.: 550351100                                        Page 3 of 12 Pages


------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      MAGNETAR CAPITAL PARTNERS LP
------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) [ ]
      (b) [ ]
------------------------------------------------------------------------------
3.    SEC Use Only
------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
Number of           5.       Sole Voting Power                  0
Shares              ----------------------------------------------------------
Beneficially        6.       Shared Voting Power                0
Owned by Each       ----------------------------------------------------------
Reporting           7.       Sole Dispositive Power             0
Person With         ----------------------------------------------------------
                    8.       Shared Dispositive Power           0
------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      0
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      0% based on 10,373,088 shares outstanding as of November 1, 2007.
------------------------------------------------------------------------------
12.   Type of Reporting Person:

       HC; OO

                                 SCHEDULE 13G

CUSIP No.: 550351100                                        Page 4 of 12 Pages


------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      SUPERNOVA MANAGEMENT LLC
------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) [ ]
      (b) [ ]
------------------------------------------------------------------------------
3.    SEC Use Only
------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
Number of           5.       Sole Voting Power                  0
Shares              ----------------------------------------------------------
Beneficially        6.       Shared Voting Power                0
Owned by Each       ----------------------------------------------------------
Reporting           7.       Sole Dispositive Power             0
Person With         ----------------------------------------------------------
                    8.       Shared Dispositive Power           0
------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      0
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      0% based on 10,373,088 shares outstanding as of November 1, 2007.
------------------------------------------------------------------------------
12.   Type of Reporting Person:

      HC; OO

                                 SCHEDULE 13G

CUSIP No.: 550351100                                        Page 5 of 12 Pages


------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      ALEC N. LITOWITZ
------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) [ ]
      (b) [ ]
------------------------------------------------------------------------------
3.    SEC Use Only
------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      United States of America
------------------------------------------------------------------------------
Number of           5.       Sole Voting Power                  0
Shares              ----------------------------------------------------------
Beneficially        6.       Shared Voting Power                0
Owned by Each       ----------------------------------------------------------
Reporting           7.       Sole Dispositive Power             0
Person With         ----------------------------------------------------------
                    8.       Shared Dispositive Power           0
------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      0
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      0% based on 10,373,088 shares outstanding as of November 1, 2007.
------------------------------------------------------------------------------
12.   Type of Reporting Person:

      HC

                                                            Page 6 of 12 Pages


Item 1(a).  Name of Issuer:

            Luna Innovations, Inc. (the "Issuer")
Item 1(b).
            Address of Issuer's Principal Executive Offices:

            1 Riverside Circle, Suite 400
            Roanoke, VA 24016

Item 2(a).  Name of Person Filing

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i) Magnetar Investment Management, LLC ("Magnetar Investment Management")

            ii)  Magnetar Capital Partners LP ("Magnetar Capital Partners");

            iii)  Supernova Management LLC ("Supernova Management"); and

            iv)  Alec N. Litowitz ("Mr. Litowitz").

            This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"), certain managed accounts (the "Managed Accounts"), Magnetar SGR Fund, Ltd. and Magnetar SGR Fund, LP. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Investment Management, and Magnetar Financial LLC, a Delaware limited liability company ("Magnetar Financial"). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under
Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each of Magnetar Investment Management, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).  Citizenship:

            i)  Magnetar   Investment   Management   is  a  Delaware   limited
                liability company;

            ii) Magnetar Capital Partners is a Delaware limited partnership;

                                                            Page 7 of 12 Pages


      iii) Supernova Management is a Delaware limited liability company; and

      iv) Mr. Litowitz is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.001 per share (the "Shares")
Item 2(e).  CUSIP Number:

            550351100

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
            (b) [ ]     Bank as  defined in  Section  3(a)(6) of the  Exchange
                        Act.
            (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
            (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
            (e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
            (f) [ ]     An  employee   benefit  plan  or  endowment   fund  in
                        accordance with Rule 13d-1(b)(1)(ii)(F).
            (g) [ ]     A  parent   holding   company  or  control  person  in
                        accordance with Rule 13d-1(b)(1)(ii)(G).
            (h) [ ]     A savings  association  as defined in Section  3(b) of
                        the Federal Deposit Insurance Act.
            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            (i) As of December 31, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 0 Shares.

            (ii) As of December 31, 2007, Magnetar Investment Management may be deemed to be the beneficial owner of 0 Shares.

Item 4(b)   Percent of Class:

                                                            Page 8 of 12 Pages


            (i) The number of Shares of which each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes 0% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed registration statement on Form 10-Q, there were approximately 10,373,088 shares outstanding as of November 1, 2007).

            (ii) The number of Shares of which Magnetar Investment Management may be deemed to be the beneficial owner constitutes 0% of the total number of Shares outstanding.

Item 4(c)   Number of Shares of which such person has:

Magnetar Investment Management:
-------------------------------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the                                     0
      disposition of:

(iv) Shared power to dispose or direct the                                    0
     disposition of:

Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the                                     0
      disposition of:

(iv) Shared power to dispose or direct the                                    0
     disposition of:


Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |x|.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

                                                            Page 9 of 12 Pages


            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                           Page 10 of 12 Pages


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008              MAGNETAR INVESTMENT MANAGEMENT, LLC

                                     By: Magnetar Capital Partners LP
                                         As Sole Member

                                     By:  /s/ Alec N. Litowitz
                                          ------------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager of Supernova Management
                                            LLC, as General Partner of
                                            Magnetar Capital Partners LP


Date: February 12, 2008              MAGNETAR CAPITAL PARTNERS LP


                                     By:  /s/ Alec N. Litowitz
                                          ------------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager of Supernova Management
                                            LLC, as General Partner of
                                            Magnetar Capital Partners LP

Date: February 12, 2008              SUPERNOVA MANAGEMENT LLC


                                     By:  /s/ Alec N. Litowitz
                                          ------------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager

Date: February 12, 2008              ALEC N. LITOWITZ


                                     /s/ Alec N. Litowitz
                                     ------------------------------

                                                           Page 11 of 12 Pages


                                 EXHIBIT INDEX


Ex.                                                                   Page No.
---                                                                   --------

A.    Joint Filing  Agreement,  dated February 12, 2008 by and among
      Magnetar Investment  Management, LLC, Magnetar Capital Partners
      LP, Supernova Management LLC, and Alec N. Litowitz ...........        12

                                                           Page 12 of 12 Pages


                                   EXHIBIT A

                            JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Luna Innovations, Inc. dated as of February 12, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 12, 2008              MAGNETAR INVESTMENT MANAGEMENT, LLC
                                     By: Magnetar Capital Partners LP
                                         As Sole Member

                                     By:  /s/ Alec N. Litowitz
                                          ------------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager of Supernova Management
                                            LLC, as General Partner of
                                            Magnetar Capital Partners LP


Date: February 12, 2008              MAGNETAR CAPITAL PARTNERS LP


                                     By:  /s/ Alec N. Litowitz
                                          ------------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager of Supernova Management
                                            LLC, as General Partner of
                                            Magnetar Capital Partners LP

Date: February 12, 2008              SUPERNOVA MANAGEMENT LLC


                                     By:  /s/ Alec N. Litowitz
                                          ------------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager

Date: February 12, 2008              ALEC N. LITOWITZ


                                     /s/ Alec N. Litowitz
                                     ------------------------------